Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

May 7, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja Majmudar and Karina Dorin

Re:	Volato Group, Inc.
Draft Registration Statement on Form S-1
Submitted April 10, 2025
CIK No. 001853070

Dear Ms. Majmudar and Ms. Dorin:

This response letter (this “Response”) is submitted on behalf of Volato Group, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Liotta, dated April 29, 2025 (the “Comment Letter”), with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), submitted to the SEC on April 10, 2025. The Company is concurrently submitting a Registration Statement on Form S-1 (the “Registration Statement”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in the Registration Statement.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Draft Registration Statement on Form S-1 submitted April 10, 2025

Prospectus Summary

The Selling Stockholder Transactions, page 4

1.	We note your disclosure that you must obtain stockholder approval for the issuance of shares of common stock pursuant to the Securities Purchase Agreement “in no event later than the one hundred and thirty-fifth (135th) calendar day after the date of the Initial Closing.” We further note such 135th day passed on April 18, 2025 and you filed a Form 8-K on April 17, 2025 disclosing you adjourned your special meeting on April 15, 2025 to May 6, 2025 as you did not have a sufficient quorum entitled to vote at that meeting. Please revise your disclosure to discuss your non-compliance with this covenant and include related risk factor disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 4 and 28 of the Registration Statement. Further, the Company respectfully advises the Staff that the Selling Stockholder is aware of the delay in obtaining the Stockholder Approval and there have been no changes to the relationship between the parties while the Company continues to use its best efforts to hold the Stockholder Meeting and obtain the Stockholder Approval.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 7, 2025

2.	We note that it is a condition to the Second Tranche Note that you have satisfied your obligations under the Settlement Agreement and Stipulation with Sunpeak Holdings Corporation that became effective on November 6, 2024. We further note your disclosure that you intend to satisfy such condition prior to the issuance of the Second Tranche Note. Please update your disclosure to discuss the status of such condition, including when you anticipate meeting your obligations under the agreement.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 1 of the Registration Statement.

Risk Factors

Risks Related to This Offering

Stockholders may experience dilution of their ownership interest due to the issuance of additional shares of Common Stock..., page 29

3.	Please expand this risk factor to discuss the aggregate potential dilutive effect the Securities Purchase Agreement may have on securityholders. In that regard, we note your disclosure on page 2 that a noteholder may waive any beneficial ownership limitation, as to itself, upon at least sixty-one days prior notice, and that as of April 10, 2025, the maximum number of shares upon conversion of all notes issued or issuable under the Securities Purchase agreement is 24,405,324 shares.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 29 of the Registration Statement.

*          *           *

Thank you for your review and consideration of the matters set forth in this Response and in the Registration Statement. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mark Heinen
Chief Financial Officer
Volato Group, Inc.

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